UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm

Rent-A-Center East, Inc. 401(k) Retirement Savings Plan for Puerto Rico Employees

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

We have audited the accompanying statements of net assets available for benefits of the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (the "Plan") as of December 31, 2011, and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees as of December 31, 2011, and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas
June 26, 2012

Rent-A-Center East, Inc. 401(k) Retirement Savings Plan for Puerto Rico Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2011	2010
Investments, at fair value	$1,814,279	$1,470,353
Cash	21	977
Receivables		
Participant contributions	9,109	3,874
Employer contributions	3,992	1,748
Notes receivable from participants	212,510	219,090
	225,611	224,712
NET ASSETS AVAILABLE FOR BENEFITS	$2,039,911	$1,696,042

The accompanying notes are an integral part of these statements.

Rent-A-Center East, Inc. 401(k) Retirement Savings Plan for Puerto Rico Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2011

Additions to net assets attributable to:	
Interest and dividends	$ 25,585
Net appreciation in fair value of investments	55,788
	81,373
Interest income on notes receivable from participants	6,607
Contributions	
Participants	281,372
Employer	124,137
	405,509
Total additions	493,489
Deductions from net assets attributed to:	
Benefits paid to participants	144,120
Administrative expenses	5,500
Total deductions	149,620
Net increase in net assets	343,869
Net assets available for benefits	
Beginning of year	1,696,042
End of year	$2,039,911

The accompanying notes are an integral part of this statement.

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center East, Inc. 401(k) Retirement Savings Plan for Puerto Rico Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all Puerto Rico employees of Rent-A-Center East, Inc. (the Company or Plan Sponsor) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

The Plan permits participants to defer up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $10,000 of their annual compensation (plus a $1,000 catch-up deferral for employees over 50 years of age) for 2011. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company may make matching contributions on a discretionary basis which cannot exceed 2% of each employee's annual compensation. The Company made matching contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee salary in 2011. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make a profit sharing contribution for the 2011 plan year.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five or more years of vesting service as defined by the Plan.

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Forfeitures

Upon termination of employment, a participant's unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $6,900 and $2,400 as of December 31, 2011and 2010, respectively.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant's beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or to the extent a participant's or beneficiary's account is invested in at least five whole shares of Rent-A-Center, Inc. stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 3.25% to 7.75%. Loans bear interest at the prime rate fixed at the time of the loan.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the record keeper for distribution, valuation and mailing services related to plan administration are paid by the Plan to the Trustee using Company assets.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for further discussion of the Plan's valuation methods under fair value accounting standards. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). The objective of this update is to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with US GAAP and International Financial Reporting Standards (IFRSs), by changing the wording used to describe many of the requirements in US GAAP for measuring fair value and disclosing information about fair value measurements. The amendments include those that clarify FASB's intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The Plan will adopt this ASU effective January 1, 2012, on a prospective basis. The adoption of ASU 2011-04 is not expected to have a material impact on the Plan's financial statements.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

- *Level 1* - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

- *Level 2* - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes to methodologies used at December 31, 2011 and 2010.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan's mutual funds and Rent-A-Center, Inc. Common Stock.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE C - FAIR VALUE MEASUREMENTS - Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Balanced funds	$ 320,810	$ -	$ -	$ 320,810
Growth funds	298,052	-	-	298,052
Value funds	15,968	-	-	15,968
Fixed income funds	204,954	-	-	204,954
Other funds	190,010	-	-	190,010
Total mutual funds	1,029,794	-	-	1,029,794
Common stock:				
Rent-A-Center, Inc.	784,485	-	-	784,485
Total assets at fair value	$1,814,279	$ -	$ -	$1,814,279

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Balanced funds	$ 262,096	$ -	$ -	$ 262,096
Growth funds	275,552	-	-	275,552
Value funds	15,151	-	-	15,151
Fixed income funds	151,847	-	-	151,847
Other funds	151,677	-	-	151,677
Total mutual funds	856,323	-	-	856,323
Common stock:				
Rent-A-Center, Inc.	614,030	-	-	614,030
Total assets at fair value	$1,470,353	$ -	$ -	$1,470,353

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 9, 2010, in which the Puerto Rico taxing authority, Departamento de Hacienda, stated that the Plan, as then designed, was in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code (Code) Section 1165(a). There have been amendments to the Plan since that date; however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE E – RELATED PARTIES

Certain Plan investments are shares of the Plan Sponsor's common stock; therefore, these transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are considered party-in-interest transactions.

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the statements of net assets available for benefits.

NOTE G - INVESTMENTS

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options. The Plan's investments are held in a bank administered trust fund and consist of the following:

	December 31,	
	2011	2010
Investments at fair value as determined by quoted market price:		
Federated Funds - Government Obligations Funds	$ 190,010*	$ 151,677*
American Independence Funds - International Equity Fund	92,645	81,748
American Independence Funds - Stock Fund	42,425	36,771
T. Rowe Price Funds - 2010 Fund	20,946	18,876
T. Rowe Price Funds - 2020 Fund	45,174	30,410
T. Rowe Price Funds - 2030 Fund	62,505	46,196
T. Rowe Price Funds - 2040 Fund	191,226*	166,064*
T. Rowe Price Funds - 2050 Fund	619	281
T. Rowe Price Funds - Retirement Income Fund	340	269
PIMCO Funds - Total Return Fund	204,954*	151,847*
Davis Funds - NY Venture A Fund	39,040	38,371
Federated Funds - Kaufmann A Fund	42,952	42,757
Goldman Sachs Funds - Mid Cap Value Fund	8,266	7,319
T. Rowe Price - Growth Stock Fund	37,545	33,863
Franklin Funds - Small Cap Value Fund	7,702	7,832
JP Morgan Funds - Small Cap Equity Fund	21,334	21,886
MFS Funds - New Discovery R2 Fund	8,027	8,973
Royce Funds - Premier Service Fund	14,084	11,183
Rent-A-Center, Inc. - Common Stock	784,485*	614,030*
	$1,814,279	$1,470,353

Participants may change their investment options at any time.

*Represents 5 percent or more of the Plan's net assets.

The Plan's investments (including investments bought, sold, and held during the year) appreciated in value by a net of $55,788 during the year ended December 31, 2011, as follows:

Mutual funds	$ (47,468)
Rent-A-Center, Inc. common stock	103,256
	$ 55,788

NOTE H - SUBSEQUENT EVENTS

In January 2012, INTRUST Bank, N.A. became the custodian and recordkeeper for the Plan. The Plan assets were transferred into fund options similar to those offered by Banco Popular de Puerto Rico (Banco Popular), the former custodian of the assets and recordkeeper for the Plan. Banco Popular remains the trustee of the Plan.

The Plan has evaluated subsequent events through June 26, 2012, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

Rent-A-Center East, Inc. 401(k) Retirement Savings Plan for Puerto Rico Employees

SCHEDULE H PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2011

EIN: 68-1024367
Plan No. 001

(a)	(b) Identity of issuer	(c) Description of investment	(e) Current value
	T. Rowe Price	Growth Stock Fund	$ 37,545
	American Independence Funds	International Equity Fund	92,645
	American Independence Funds	Stock Fund	42,425
	Davis Funds	NY Venture A Fund	39,040
	JP Morgan Funds	Small Cap Equity Fund	21,334
	T. Rowe Price	Retirement 2010 Fund	20,946
	T. Rowe Price	Retirement 2020 Fund	45,174
	T. Rowe Price	Retirement 2030 Fund	62,505
	T. Rowe Price	Retirement 2040 Fund	191,226
	T. Rowe Price	Retirement 2050 Fund	619
	T. Rowe Price	Retirement Income Fund	340
	PIMCO Funds	Total Return Fund	204,954
	Royce Funds	Premier Service Fund	14,084
	Goldman Sachs Funds	Mid Cap Value Fund	8,266
	Franklin Funds	Small Cap Value Fund	7,702
	MFS Funds	New Discovery R2 Fund	8,027
*	Rent-A-Center, Inc.	Common Stock	784,485
	Federated Funds	Kaufmann A Fund	42,952
	Federated Funds	Government Obligations Funds	190,010
	Total Investments		1,814,279
	Banco Popular	Cash	21
	Participants	Notes receivable from participants, interest rates ranging from 3.25% to 7.75%	212,510
	Total		$2,026,810

* Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER EAST, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

By: RENT-A-CENTER, INC.
Plan Administrator

Date: June 27, 2012

By: /s/ Dawn M. Wolverton
Dawn M. Wolverton
Vice President – Assistant General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of Independent Certified Public Accountants

* Filed herewith.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 26, 2012, with respect to the financial statements and supplemental schedule included in the Annual Report of Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees on Form 11-K for the year ended December 31, 2011. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc. and Subsidiaries on Form S-8 (File No. 333-171926, effective January 28, 2011).

Dallas, Texas
June 26, 2012